Material Decisions of the Shareholders’s Meeting

The Company reports that in ordinary session of the General Shareholders’ Meeting held on March 25, 2014 in the city of Panama, the shareholders present at the meeting unanimously approved an amendment of article 14 of the Articles of Incorporation (Pacto Social). The approved text reads as follows:

“Article 14. Officers. The Officers of the company shall be:

1. A President, who shall act as Chief Executive Officer (the “CEO/President”);

2. A Treasurer, who shall act as Vice-President of Finance or Chief Financial Officer (the “CFO/Treasurer”);

3. A Vice-President of Operations, who shall act as Chief Operating Officer (the “COO”);

4. A Vice-President of Revenue, who shall act as Chief Revenue Officer (the “CRO”); and

5. A Secretary.

The Board of Directors shall appoint the CEO and the CEO shall appoint the CFO and the Secretary. The appointments of the CFO and the Secretary shall be ratified by the Board of Directors of the company. The appointment of the CEO and the CFO shall be in accordance with Section 3.09 (a) and (b) of the Joint Action Agreement.

The CEO shall appoint the COO, the CRO and other Vice-Presidents, Assistant Treasurers, Assistant Secretaries and other officers, agents and employees as he deems appropriate in accordance with the structure approved by the Board. Any officer may hold more than one position.

The powers of the officers and their authorization to represent the company shall be set by the Board of Directors.

Until the Board of Directors provides otherwise, the Legal Representative of the corporation shall be the CEO/President and the Secretary, who may act separately. The Board of Directors may appoint any other person, when necessary.”

Relevant Decisions of the Shareholders’ Meeting

The Company informs that in ordinary session of the General Shareholders’ Meeting held on March 25, 2014 in the city of Panama, the shareholders present at the meeting unanimously approved the appointment of the following Board for the period March 2014 - March 2015.

German Efromovich

José Efromovich

Alexander Bialer

Eduardo Klepacz

Roberto Kriete

Independent Directors

Alvaro Jaramillo

Monica Aparicio

Juan Guillermo Serna

Ramiro Valencia

Isaac Yanovich

Oscar Morales

The CEO of the Company is authorized to set the fees and recognize other benefits for the Directors of the Company.

Material Decisions of the Shareholders’ Meeting

The Company informs that in ordinary session of the General Meeting of Shareholders held on March 25, 2014 in the city of Panama, the shareholders present at the meeting unanimously approved the following earnings distribution proposal:

“EARNINGS DISTRIBUTION PROPOSAL

Distribute dividends to holders of preferred shares, including holders of ADSs, of seventy-five pesos (COP$75) per share, which already includes the minimum preferential dividend.

Distribute common share dividends of seventy-five pesos (COP$75) per share.

Declared dividends will be paid in a single payment no later than April 25, 2014.”